March 24, 2017 VIA EDGAR Lilyanna Peyser Special Counsel Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 Washington, DC 20549	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com Brett Cooper E bcooper@orrick.com D +1 415 773 5918 F +1 415 773 5759

Re:	PG&E Corporation
Post-Effective Amendment to Form S-3
Filed February 16, 2017
File No. 333-209586

Dear Ms. Peyser:

PG&E Corporation (the “Company”) responds to the comment letter dated March 13, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding Post-Effective Amendment No. 1 filed on February 16, 2017 (the “Post-Effective Amendment”) to the registration statement on Form S-3/ASR of the Company (File No. 333-209586) filed February 18, 2016 (the “Automatic Shelf Registration Statement”). For ease of reference, we have repeated the Staff’s comments below followed by the Company’s responses.

General

1.	Comment: We note that you incorporate certain information by reference to your Form 10-K for the fiscal year ended December 31, 2016, and that your Form 10-K incorporates certain information by reference to your Joint Proxy Statement relating to the 2017 Annual Meetings of Shareholders. Please confirm your understanding that you must file the definitive proxy statement before your Post-Effective Amendment can be declared effective. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01.

Response:

The Company understands and acknowledges that the Post-Effective Amendment cannot be declared effective until the Joint Proxy Statement of the Company and Pacific Gas and Electric Company relating to the 2017 Annual Meetings of Shareholders is filed.

Lilyanna Peyser

March 24, 2017

2.	Comment: Please confirm, if true, that you have not sold and will not sell any securities between the filing of your most recent Form 10-K and the effectiveness of your Post-Effective Amendment.

Response:

On behalf of the Company, we advise the Staff that the Company has continued to sell shares of common stock under its Automatic Shelf Registration Statement and related Dividend Reinvestment and Stock Purchase Plan (“DRSPP”) prospectus in reliance on the guidance in Compliance and Disclosure Interpretations, Securities Act Rules, (“C&DI”) Question 198.06.

The Post-Effective Amendment does not seek to register any new or additional securities. The Post-Effective Amendment was filed because the Company ceased to be a well-known seasoned issuer (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) and therefore, upon the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”), the Company was no longer eligible to use the Automatic Shelf Registration Statement under which these securities were originally registered, except as allowed under C&DI Question 198.06. Accordingly, the Company filed the Post-Effective Amendment for the purpose of converting the Automatic Shelf Registration Statement from a Form S-3ASR (automatic shelf registration statement) to a Form S-3 (non-automatic shelf registration statement).

As indicated above, the Company has continued to sell shares of common stock under its Automatic Shelf Registration Statement and related DRSPP prospectus in reliance on the guidance in C&DI Question 198.06. The guidance indicates that an issuer may continue to offer and sell securities using the automatic shelf registration statement pending the effectiveness of the post-effective amendment if, prior to filing the Form 10-K, the issuer amends the automatic shelf registration statement so that it conforms to the requirements that apply to a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2. Specifically, the following conditions must be satisfied:

1. Prior to filing the Form 10-K, the issuer must file a post-effective amendment to the automatic shelf registration statement to register a specific amount of securities and to pay the associated filing fee;

2. The prospectus included in the post-effective amendment to the automatic shelf registration statement may not omit information in reliance on provisions of Rule 430B of the Securities Act that are available only to automatic shelf registration statements and instead must contain all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2; and

3. The issuer must remain eligible to use Form S-3 in reliance on General Instruction I.B.1 or I.B.2 at the time of the filing of the Form 10-K.

Lilyanna Peyser

March 24, 2017

The Company believes that it has satisfied the conditions set forth in Question 198.06 in that:

1. The Automatic Shelf Registration Statement registered a specific amount of securities and the associated filing fee was paid at the time of the initial filing;

2. The prospectus included in the Automatic Shelf Registration Statement did not omit information allowed to be omitted in reliance on the provisions of Rule 430B of the Securities Act that are available only to automatic shelf registration statements and contained all information required to be included in Form S-3 filed in reliance on General Instruction I.B.1 of such form; and

3. The Company remained eligible to use Form S-3 in reliance on General Instruction I.B.1 of such form at the time the Form 10-K was filed.

Further, in accordance with C&DI Question 198.06, the Company filed the Post-Effective Amendment immediately after filing its Form 10-K.

On behalf of the Company, we contacted the Staff to confirm that if an automatic shelf registration statement on Form S-3 already contained the information required for a non-automatic shelf registration statement on Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2, a registrant would not need to file a post-effective amendment prior to the filing of its Form 10-K. On January 10, 2017, we received a verbal confirmation from a member of the Staff that it would not be necessary to file a post-effective amendment to an automatic shelf registration statement prior to filing the Form 10-K so long as the prospectus included therein contained all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2. As noted above, the Company’s Automatic Shelf Registration Statement already contained the information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1.

As a result, the Company believes that it meets the conditions required in C&DI Question 198.06 to continue selling shares of common stock under its Automatic Shelf Registration Statement and related DRSPP prospectus, pending the effectiveness of the Post-Effective Amendment.

Certain Documents Incorporated by Reference, page 2

3.	Comment: Please update this section to reference each individual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including each Current Report on Form 8-K, that you are incorporating by reference pursuant to Item 12(a) of Form S-3. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Lilyanna Peyser

March 24, 2017

Response:

The Company will list each individual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including each Current Report on Form 8-K, that it is incorporating by reference pursuant to Item 12(a) of Form S-3 in a post-effective amendment to be filed in response to this comment.

If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	John R. Simon, Executive Vice President and General Counsel